            U.S. Securities and Exchange Commission

                     Washington, D.C. 20549

                           FORM 10-SB


      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                        BUSINESS ISSUERS


   Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                    Rocky Mountain Power Co.
           --------------------------------------------
          (Name of Small business Issuer in its charter)


           Colorado,                                    84-0503585
 ------------------------------               -----------------------------
(State or other jurisdiction of              (I.R.S. Employer Identification
incorporation or organization)                         No.)


    12835 E. Arapahoe Road, T-II #110, Englewood, Colorado 80112
    ------------------------------------------------------------
      (Address of principal executive offices)        (Zip Code)


        Issuer's telephone number        (303) 792-2466
     ----------------------------------------------------------
    Securities to be registered under Section 12(b) of the Acts


    Title of each class                Name of each exchange on which
    to be so registered                each class is to be registered


                              None
                              ----
     Securities to be registered under Section 12(g) of the Acts



             Common Stock $0.05 par value per share
             --------------------------------------
                        (Title of Class)

                             PART I
                         ALTERNATIVE 3

                ITEM 1. DESCRIPTION OF BUSINESS.
                  (ITEM 101 OF REGULATION S-B)

                          ORGANIZATION


Rocky Mountain Power Co. (RMPC) is a corporation which was formed under the laws of the State of Colorado on September 30, 1958. The Articles of Incorporation of the Company authorized it to issue 100,000,000 shares of common stock with $.05 per share par value and 200,000 shares of preferred stock with a par value of $25.00 per share.

During December 1996, RMPC entered into an agreement with Prime Rate Investment Management, Inc. (PRIME), a Colorado corporation, incorporated on May 1, 1995. Under the terms of the agreement to be effective January 31, 1997, PRIME will become a wholly-owned subsidiary of RMPC. Prime Rate Income & Dividend Enterprises, Inc. (PRIDE, a wholly owned subsidiary of PRIME) owns approximately 40% of the issued and outstanding common stock and 100% of the issued and outstanding preferred stock of RMPC prior to the January 1997 business combination reorganization.

The Company's Board of Directors has approved, subject to stockholder ratification, a 1 for 50 reverse stock split. After January 31, 1997, the effective date of the business combination/reorganization, the preferred stock of RMPC will be cancelled and 700,000 shares (post reverse stock split) of RMPC common stock will be issued for PRIME and for cancelling of the preferred and common shares of RMPC owned by PRIDE. The shares of RMPC representing 40% ownership of RMPC by PRIDE will also be cancelled. Upon completion of the business combination/reorganization , the former PRIME shareholders will own approximately 97% of the approximate 718,500 shares outstanding of RMPC and the transaction will be accounted for as a reverse acquisition. RMPC and PRIME have the same president and vice president and the two directors of PRIME are two of the five directors of RMPC. References to ("the company") refer to RMPC and PRIME on a combined basis. RMPC and PRIME have not been subject to any bankruptcies, receiverships or similar proceedings.

The principal executive offices of the Company are located at 12835 E. Arapahoe Road, T-II, #110, Englewood, Colorado 80112, and the Company's telephone number is (303) 792-2466.

          BUSINESS OF ISSUER: PRINCIPAL PRODUCTS AND SERVICES

RMPC was previously in the business of investing in water rights in Colorado. During the year ended June 30, 1995, RMPC abandoned all water rights previously controlled. Effective November 1, 1996, RMPC acquired nine residential lots in exchange for 600,000 (12,000 shares post split) shares of common stock issued to PRIDE. RMPC also acquired effective November 1, 1996, approximately $800,000 of mortgage loans from PRIDE in exchange for 32,000 shares of $25.00 par value, 6% cumulative preferred stock. The principal balances on these mortgage loans total approximately $800,000 with a weighted average interest rate of approximately 8% per annum. In exchange for the mortgage loans, RMPC issued 32,000 shares of $25.00 par value preferred stock. The preferred stock has a 6% per annum cumulative dividend provision.

PRIME, through its wholly-owned subsidiary, PRIDE, is principally in the real estate investment business. PRIME on a consolidated basis owns residential rental real estate in Arizona, California, Arkansas and a health/racquetball club in California. PRIME also is in the business of investing in foreclosure sale real estate certificates of purchase in the Denver Metropolitan area. PRIME acquires the certificates of purchase by bidding at foreclosure sales. Under Colorado statutes, there is generally a minimum redemption period of seventy-five (75) days whereby the property owner can redeem the foreclosed property by paying the certificate of purchase balance bid price plus interest at the rate specified on the mortgage note, plus reimbursement of certain costs and expenses incurred by the holder of the certificate of purchase during the redemption period. If the former property owner fails to redeem the property, then junior lienholders have a right to redeem. If the property is not redeemed, the holder of the certificate of purchase will be granted title to the property. It is PRIME's investment policy to invest in certificates of purchase that have sufficient equity such that it is likely that the property will be redeemed.

                DISTRIBUTION OF PRODUCTS AND SERVICES

PRIME markets its real estate generally through listings with real estate brokers.

                             COMPETITION

PRIME's real estate business is highly competitive. There are thousands of real estate investors in the United States of America that are investing in similar rental properties. The level of competition in the acquisition, sale and renting of real estate properties is effected by economic conditions in the area as well as interest rates available to borrowers. PRIME's business of investing in certificates of purchase is also highly competitive since there is open bidding allowed on all real estate foreclosures. Typically at the foreclosure sales, there will be between five and twenty individuals in attendance and between three and seven actual bidders in addition to the foreclosing lenders bidding on the properties collateralizing their loans.


            AVAILABILITY OF RAW MATERIAL: PRINCIPAL SUPPLIERS

Since the Company is not involved in manufacturing, there is no need for raw materials. Supplies used in the business are minimal. The number of foreclosure sales is directly related to economic conditions and interest rates in the area and therefore, the inventory of potential certificates of purchase available varies over time.

                     PATENTS AND INTELLECTUAL PROPERTY

The Company has no patent or intellectual property rights.

                          GOVERNMENTAL APPROVAL

There are no governmental approval requirements related to the Company's business.

             EFFECT OF GOVERNMENTAL REGULATIONS: COMPLIANCE WITH
                            ENVIRONMENTAL LAWS

The Company is not materially effected by any specific governmental regulations other than various states limit the interest rates charged on loans. Under certain circumstances, the Company will sell properties and carry back mortgage loans on the properties. The Company does not charge interest rates in excess of rates allowed by law. The types of costs and expenses incurred during the redemption period which may be reimbursed are defined by statutes. The Company complies with the applicable provisions of the statutes.

Various local zoning, homeowners associations and various other rules and regulations limit how properties may be used and require certain maintenance and repairs for properties. Certain federal and state environmental protection statutes exist related to hazardous wastes and other environmental concerns. The Company is in compliance with all environmental laws.

                        RESEARCH AND DEVELOPMENT

The Company has not been involved in any research and development projects.

                               EMPLOYEES

The Company has no employees. Real estate properties are managed by various independent property management companies.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION (Item 303 of Regulation S-B)

                                GENERAL

RMPC was organized on September 30, 1958 but was relatively inactive during the past three years. RMPC formerly held interests in certain water rights in Colorado that now have been abandoned. As described in Part I, Item 1, RMPC has entered into a business combination agreement with PRIME, principally in the real estate investment business.

                RESULTS OF OPERATIONS (PRIME CONSOLIDATED)

Six Months Ended October 31, 1995 and Year Ended October 31, 1996
-----------------------------------------------------------------

Revenue for the six months ended October 31, 1995 was approximately $110,000. Revenue for the year ended October 31, 1996 was approximately $342,000. From inception to October 31, 1995, rent income totalled approximately $96,000 and interest income totalled approximately $14,000. For the year ended October 31, 1996, rent income totalled approximately $151,000 and interest income totalled approximately $85,000. The gain on sale of real estate totalled approximately $101,000 during the year ended October 31, 1996 and the gain on the sale of stock totalled approximately $5,000 during the year ended October 31, 1996. There were no sales of real estate or stock during the six month period ended October 31, 1995. During the year ended October 31, 1996, the Company's management decided to sell its real estate in Colorado resulting in a gain of approximately $101,000, because management believed that the Colorado real estate values reached a peak during 1996. The sale of the Colorado properties resulted in less rental income on a monthly basis in 1996 but increased the interest income per month related to the mortgage notes receivables carried on the properties sold.

Operating expenses were approximately $92,000 during the six month period ended October 31, 1995 as compared to approximately $151,000 during the year ended October 31, 1996. Expenses decreased on a monthly basis during 1996 principally due to less real estate expenses after the Colorado properties were sold.

                      LIQUIDITY AND CAPITAL RESOURCES

At October 31, 1996, the Company's combined cash balance was approximately $45,000. The Company's current assets at October 31, 1996 totalled approximately $665,000 and its current liabilities totalled approximately $215,000, resulting in net working capital of $450,000, a current ratio of approximately three to one.

In addition, the Company has obtained approval of a $1,000,000 loan from a bank, to be funded by January 31, 1997. The loan will initially be collateralized by certificates of deposit and cash balances. The bank has agreed to allow substitution of $800,000 of mortgage notes receivable as collateral for $400,000 of the loan. The bank has also agreed in principal that it will allow substitution of other collateral for the remaining $600,000 loan balance, subject to the banks approval and acceptance of the replacement collateral. The Company's President has agreed to personally guarantee the total loan balance as required by the terms of the bank loan agreement. The Company intends to use the proceeds of the bank loan to supplement its cash resources for investments in real estate foreclosure certificates of purchase, contingent upon the bank accepting the certificates of purchase, real estate owned, investments in mortgage loans, or other assets as substitute collateral.

Pro forma combined stockholders' equity totalled approximately $2,150,000 at October 31, 1996.

At October 31, 1995, the Company's cash balance was approximately $300,000. The Company's current assets at October 31, 1995 totalled approximately $312,000 and its current liabilities totalled approximately $49,000, resulting in net working capital of $263,000, a current ratio of approximately six to one.

Stockholders' equity totalled approximately $1,500,000 at October 31, 1995.

The increase in stockholders' equity from 1995 to 1996 was approximately $576,000 which resulted from the net income of approximately $127,000 plus issuances of new common stock of approximately $449,000.

Management has not made any commitments which will require any material financial resources in excess of resources now available to the Company.


ITEM 3.  DESCRIPTION OF PROPERTY
     (Item 102 of Regulation S-B)

(a) PRIME and RMPC currently use minimal office space and facilities provided at no cost by the Company's President.

(b) PRIME and its subsidiaries invest in real estate and real estate mortgages primarily for rental and interest income. By investing in real estate that provides current income plus the opportunity of long-term capital gains, the Company is attempting to realize reasonable current operating income plus a potential hedge against long-term inflation. Historically residential real estate values have appreciated at least equal to the inflation rate, but there can be no assurance of future appreciation. The Company has no limitations or policies on the percentage of assets which may be invested in any one investment, or type of investment.

     (1) The Company may invest in any type of real estate but currently principally has investments in residential rental houses. The Company also owns one residential condominium and thirteen residential lots. The Company engages independent property management companies to manage the rental properties. The property management companies find tenants, collect the rent and pay certain expenses on the Company's behalf and remit net rent monthly to the Company. The Company has financed its real estate acquisitions with its own capital plus assumption of existing loans on properties or owner carry back loans on properties. The Company has no limitation policy on the number or amount of mortgages which may be placed on any one piece of property. Appropriateness of real estate investments and related financing decisions are determined by the officers of the Company.

     (2) The Company's investments in mortgage loans are principally loans carried back on properties sold. Management has no current plans to actively invest in mortgage loans other than those related to properties sold by the Company. The Company has and may continue to provide carry back loans on properties equal to 100% of the sales price of properties if adequate additional collateral is provided.

     (3) The Company currently has no investments and no plans to invest in securities of or interests in persons primarily engaged in real estate activities.

(c ) As of October 31, 1996, the Company had no single investments in real estate which amounted to ten percent or more of the total assets of the Company. During November 1996, the Company obtained title to an 18,500 square foot health club/racquetball court facility in Orange County, California by foreclosing on a first mortgage loan contributed to the Company by a shareholder in exchange for additional common stock of PRIME. The principal balance, plus accrued interest, plus related expenses totalled approximately $550,000 at the time of the foreclosure sale. The Company now owns the building located on ground, subject to a land lease with approximately 39 years remaining. Monthly ground lease payments approximate $2,500. The property has one tenant that occupies the total facility, with a ten year lease which commenced in October, 1996. Monthly triple net lease payments start at approximately $7,200 and increase to approximately $9,000 over the ten year term. The tenants have an option to renew the lease for an additional ten year period at the market rate, but not less than approximately $9,000 per month. The current annual triple net lease rate is approximately $5.00 per square foot. The Company is depreciating its investment in this facility over the 39 year land lease term on a straight-line basis. The federal income tax basis is approximately $550,000. Real estate taxes on this property are approximately $8,400 annually which amount to approximately 1.5% of the $550,000 cost basis. The Company has no plans to renovate or improve this property. The tenant has incurred approximately $100,000 related to tenant improvements on this property.
There are numerous other health club/racquetball facilities in Orange County, California, and numerous properties which are not now being used as this type of facility, but could be converted to this use. As such, should the tenant vacate the property or fail to pay rent, the Company could have difficulty in finding another tenant. Management believes that the property has adequate insurance coverage. This property is free and clear with no mortgage on it.

In addition to the Company's investment in the health club/racquetball facility, the Company has approximately $1,039,000 invested in other real estate. Generally summarized as follows:

     Description
     -----------
     Nine rental homes located in the suburban
      Phoenix, Arizona metropolitan area.                 $   726,000

     One rental residential condominium located
      in Phoenix, Arizona                                      30,000

     Three acres of land with a rental home on the
      property located in Oakhurst, California, near
      Yosemite National Park.  This property is zoned
      for multiple family housing.                           160,000

     One rental home located in Fairfield Bay,
      Arkansas                                               40,000

     Thirteen residential lots located in Nebraska,
      Arkansas, Texas and Florida                            83,000
                                                         ----------
                                                         $1,039,000
                                                         ==========

All of the above properties are free and clear of encumbrance other than the nine rental homes located in the Phoenix metropolitan area. Mortgage loans on these nine properties total approximately $598,000 with average interest rates of approximately 9.5% per annum and are being amortized over thirty year terms. The average remaining term of the mortgage loans is approximately 20 years. All of the loans on these properties are fully assumable, non qualifying FHA or VA loans. All of the rental houses have annual leases. There are no options or contracts related to the sale of any of the properties owned by the Company. There are no plans for renovation, improvement or development of any of the properties owned. The Company intends to hold the residential rental properties for their current income production and also for the possibility of long-term capital gains. Management believes that all properties have adequate insurance coverage. The residential rental properties have had vacancies of less than 5% during the last two years.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.
     (Item 403 of Regulation S-B)

(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. The table below sets forth all persons (including any "group," whose holdings are set forth in Item 4(b)) who are known to the Company to be the beneficial owner of more than five percent of the common stock, $.05 par value, of the RMPC, which is the only class of voting securities of the Company issued and outstanding. This schedule gives effect to the January 31, 1997 business combination/ reorganization:

Title of Class    Name and Address             Amount and Nature      Percent
--------------  of Beneficial Holder         of Beneficial of Class   -------
                --------------------              Ownership
                                            -----------------------
Common Stock    Michael L. Schumacher  (1)      209,508 shares         29.16%
                12835 E. Arapahoe, T-II, #110
                Englewood, CO   80112

Common Stock    J. Ben Trujillo        (3)      46,666 shares           6.49%
                6124 S. Filbert Court
                Littleton, CO   80121

Common Stock    Terry and Susan R. Seipelt      52,356 shares           7.29%
                11330 North Scioto Avenue
                Oro Valley, AZ   85737

Common Stock    Duane Gomer                     68,374 shares           9.52%
                26332 Ganiza
                Mission Viejo, CA 92692

Common Stock    Ray Foster                      68,206 shares           9.49%
                9713 Emperor Avenue
                Arcadia, CA    91006

Common Stock    Ray Ellis                       68,315 shares           9.51%
                545 N. Trayer
                Glendora, CA   91740

Common Stock   Jackie Sanders                   68,304 shares           9.51%
               1301 Electric Avenue
               Seal Beach, CA    90740

Common Stock   Hal Morris     (2)               68,767 shares           9.57%
               3991 MacArthur Blvd. #100
               Newport Beach, CA   92660
                                                 --------------        ------
                      Total                      650,496 shares        90.54%

(b) SECURITY OWNERSHIP OF MANAGEMENT. The table below sets forth the holdings of common stock, $.05 par value of the Company owned by the Company's directors and executive officers. This schedule gives effect to the January 31, 1997 business combination/reorganization.

Title of Class      Name and Address          Amount and Nature      Percent
--------------    of Beneficial Holder          of Beneficial        of Class
                  --------------------            Ownership         ---------
                                                -------------
Common Stock    Michael L. Schumacher (1)       209,508 shares         29.16%
                President and Director
                12835 E. Arapahoe, T-II, #110
                Englewood, CO 80112

Common Stock    George A. Powell                6,681 shares           00.93%
                Vice President and Director
                7333 S. Fillmore Circle
                Littleton, CO 80122

Common Stock    Norman L. Horsfield             500 shares             00.07%
                Director
                2567 Wilt Road
                Fallbrook, CA   92028

                                                 --------------        ------
                       Total                     216,689 shares        30.16%
                                                 ==============        ======

(1) Michael L. Schumacher, President and Director of RMPC and his spouse Zona
R. Schumacher are the sole beneficiaries of the Schumacher & Associates, Inc. Money Purchase Plan & Trust which will own 206,696 shares of RMPC. Mr. Schumacher's beneficial ownership will also include the following shares to be owned by certain relatives of Mr. Schumacher:

         Owner                   Relationship                 Number of Shares
         -----                   ------------                 ----------------
    Zona Schumacher                Spouse                            329
    Jada Schumacher                Daughter                          329
    Spencer Schumacher             Son                               329
    Quinn Schumacher               Son                               329
    Ralph and Alma Schumacher      Parents                           183
    Roberta and Timothy Weiss      Sister and her spouse             164
    Constance and Gary Novak       Sister and her spouse             164
    Cynthia and Greg Becker        Sister and her spouse             164
    Katheryn and Ken Zeeb          Sister-in-law and her spouse      164
    Lowell and Ginett Janssen      Brother-in-law and his spouse     329
    Warren and Cathy Janssen       Brother-in-law and his spouse     164
    Rachel and Charles Paprocki    Sister-in-law and her spouse      164
                                                                    -----
             Total                                                  2,812
                                                                    =====

(2) Hal Morris individually will own 5,504 shares of RMPC. In addition, Hal Morris and his spouse, Connie Morris are the sole beneficiaries of the Hal Morris Profit Sharing Plan which will own 30,092 shares of RMPC. Applegates Landing I, a Hal Morris family partnership will own 24,299 shares. Professional Investors, a Utah Limited Partnership, of which Mr. Morris is a partner, will own 1,679 shares. Mr. Morris' beneficial ownership will also include the following shares owned by certain relatives:

               Owner            Relationship      Number of Shares
               -----            ------------      ----------------
             Debra L. Morris      Daughter              4,796
             Gary A. Morris       Brother               2,397
                                                        -----
                  Total                                 7,193
                                                        =====

(3) J. Ben Trujillo will own 25,012 shares individually, 183 shares jointly with his spouse Percy Trujillo. Mr. Trujillo will also hold 21,471 shares in trust for former shareholders of Universal Capital Corporation.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. (Item 401 of Regulation S-B)

The Company's Board of Directors is responsible for the management of the Company, and directors are elected to serve until the next regular meeting of shareholders or until their successors are elected and shall qualify. Executive officers of the Company are elected by, and serve at the discretion of the Board of Directors. Currently, there are no formal committees of the Board of Directors. The Company anticipates forming an audit committee at the next meeting of the Board of Directors in January 1997.


     EXECUTIVE OFFICERS AND DIRECTORS

The current executive officers and directors of RMPC are as follows:

 NAME                            AGE                POSITION(S)
-----                            ---                -----------
Michael L. Schumacher             48            President and Director

George A. Powell                  70            Vice President and Director

James D. Phelps                   57            Secretary and Treasurer

Robert S. Benham                  64            Director

Robert F. Moreland                56            Director

Norman L. Horsfield               72            Director

Michael L. Schumacher has been a director and president of RMPC since
October 31, 1996. He also has been a director and president of PRIME and its subsidiaries since inception, May 1, 1995. Mr. Schumacher was previously, until 1995, a director and president of Universal Capital Corporation and High Hopes, Inc., both public reporting companies . Universal Capital Corporation was an inactive public shell and High Hopes, Inc. was a real estate investment company while Mr. Schumacher was serving as president and director. Mr. Schumacher is the director and President of Schumacher & Associates, Inc., a certified public accounting firm located in Englewood, Colorado that provides audit services, principally to public companies on a national basis throughout the U.S.A. Mr. Schumacher is a Certified Public Accountant, Certified Management Accountant and an Accredited Financial Planning Specialist. Mr. Schumacher has a bachelors degree in Business Administration with a major in accounting from the University of Nebraska at Kearney and a Masters in Business Administration from the University of Colorado.

George A. Powell has been a director and vice president of RMPC since October, 1996. He also has been a director and vice president of PRIME and its subsidiaries since October, 1996. Mr. Powell was previously a director and president of Continental Investors Life, Inc., a public reporting insurance company. Since Mr. Powell's retirement from the insurance business in 1988, he has been self-employed as a business consultant.

James D. Phelps has been secretary and treasurer of RMPC since September 8, 1992. Mr. Phelps also serves as a board member on the City of Englewood Police Pension Board. Mr. Phelps is temporarily serving as president-treasurer of Mountain Specialists Limited and for the past ten years has been self employed as a consultant/accountant for various clients in the Denver metropolitan area.

Robert S. Benham has been a director of RMPC since October, 1996. Until 1994, Mr. Benham served as a receiver for the State of Colorado, Division of Insurance, for various insurance company receivership and liquidation proceedings. Mr. Benham is currently a director and president of Robert S. Benham & Associates, Inc. (DBA Bookworld, Inc.) in the rare and collectible book business in Aurora, Colorado. Mr. Benham has a bachelors degree in
accounting and finance from the University of Denver.   Mr. Benham previously
was a licensed real estate broker.

Robert F. Moreland has been a director of RMPC for eight years. Mr. Moreland was also president of RMPC from 1992 through October, 1996. Mr. Moreland is currently employed by the State of Texas General Land Office. Mr. Moreland is a graduate of Louisiana State University and Southern Methodist University School of Law, and is a member of the Colorado and Texas state bars.

Norman L. Horsfield has been a director of RMPC for more than 15 years. Mr. Horsfield has a degree from England in Electrical Engineering and has retired as an electrical engineer with English Electric Corporation.


        SIGNIFICANT EMPLOYEES

The Company has no employees.   Michael L. Schumacher and George A. Powell
devote approximately 10% and 25%, respectively, of their time to the Company's business. The Company's rental properties are managed by independent management companies. Secretarial and bookkeeping services are performed by independent contract persons.

There are no family relationships among directors or officers.

No officer or director of RMPC or PRIME currently, or during the last five years have;

     (a) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

     (b) had any conviction in a criminal preceding or is being subject to a pending criminal preceding.

     (c) is being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily limiting involvement in any type of business, securities or banking activities.

     (d) has been found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


ITEM 6.  EXECUTIVE COMPENSATION.
     (Item 402 of Regulation S-B)

     COMPENSATION OF EXECUTIVE OFFICERS

There was no compensation paid to any officer of RMPC or PRIME other than $2,750 paid as director fees to RMPC directors during the year ended June 30, 1996, and $2,750 paid as directors fees to RMPC directors for the four months ended October 31, 1996.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
     (Item 404 of Regulation S-B)

During the six month period ended October 31, 1995, PRIME issued 301,311 shares of its common stock, (to be exchanged for 550,453 shares of RMPC) for assets totalling $1,506,555, consisting principally of real estate and mortgage notes receivable, net of related mortgage notes payable. The real estate assets were appraised by independent appraisers and exchanged for common stock at appraised value which approximated historical cost. Mortgage notes receivable were valued at the unpaid principal balances plus accrued interest, not to exceed the value of the underlying real estate collateral. Historical cost included approximately $120,000 of appraised value in real estate exchanged for services and included in taxable income of the person that exchanged the real estate for stock of PRIME. Also included in historical cost is approximately $60,000 of gain, included in taxable income of the person exchanging the real estate for stock, resulting from liquidation of the entity previously owning the property. During the year ended October 31, 1996, PRIME issued 80,682 shares of its common stock (to be exchanged for 146,902 shares of RMPC) for mortgage notes receivable valued at $442,268 determined by the unpaid principal balances plus accrued interest, not to exceed the value of the underlying real estate collateral.

All of the assets described above were formerly owned either by Hal Morris or Michael L. Schumacher individually or jointly or by entities owned or controlled by them. Michael L. Schumacher is RMPC's president as well as the president of PRIME.

Michael L. Schumacher is a director and president and George A. Powell is a director and vice president of PRIME and RMPC. PRIDE, a wholly-owned subsidiary owns approximately 40% of the outstanding common stock and 100% of the outstanding preferred stock of RMPC. The business combination to be effective January 31, 1997 is a transaction between two related parties.

Effective January 6, 1997, Applegates Landing I, an entity controlled by Hal Morris, sold 149,370 of PRIME's common shares to four individuals.
Schumacher & Associates, Inc. Money Purchase Pension Plan & Trust, controlled by Michael L. Schumacher sold 41,986 shares of PRIME's common stock to two individuals. These shares were sold at approximately $5.50 per share which approximates book value of PRIME. As consideration for these shares, the individuals signed personal non-recourse notes collateralized by the stock. These notes bear interest at 8% per annum with interest due annually and the principal due in three years. These 191,356 shares will be exchanged for 314,736 shares of RMPC at the time of the business combination. Mr. Morris and Mr. Schumacher believe these shares were sold at fair market value at reasonable terms. Mr. Morris and Mr. Schumacher sold these shares to allow individuals that have been instrumental in their business careers to be shareholders in the company.


ITEM 8.  DESCRIPTION OF SECURITIES
     (Item 202 of Regulation S-B)

RMPC has two classes of securities authorized. The Company's Articles of Incorporation authorized it to issue 100,000,000 shares of common stock, $.05 par value, and 200,000 shares of preferred stock, $25.00 par value. As of October 31, 1996, a total of 883,464 common shares were issued and outstanding, held of record by approximately 225 shareholders. During November 1996, Rky M issued 600,000 shares of common stock to PRIDE, a wholly-owned subsidiary of PRIME in exchange for nine residential lots valued at approximately $28,000. RMPC also issued to PRIDE 32,000 shares of $25.00 par value, 6% cumulative preferred stock for approximately $800,000 of mortgage notes receivable. RMPC directors have approved a 1 for 50 reverse stock split, subject to stockholder approval. The 883,464 common shares of RMPC will become approximately 18,500 post-split shares. PRIME and RMPC have agreed to the cancellation of the 600,000 common and 32,000 preferred shares of RMPC in exchange for issuance of 700,000 post split shares of RMPC to PRIME stockholders. Under the terms of this agreement, PRIME will become a wholly-owned subsidiary of RMPC. There would be approximately 718,500 shares of RMPC common stock outstanding and no preferred stock outstanding on January 31, 1997, the proposed effective date of business combination. There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

No share of Common Stock is entitled to preference over any other share and each share of Common Stock is equal to any other share in all respects. The holders of Common Stock are entitled to one vote for each share held of record at each meeting of shareholders. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets remaining after creditors have been paid in full and after any liquidation preference of any other class of stock has been satisfied. The outstanding Common Stock is fully paid and nonassessable. The Preferred Stock is entitled to preference in liquidation over Common Stock.

The Board of Directors of the Company has the authority to issue the remaining unissued authorized preferred shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing shareholders. Shares could be issued to deter or delay a takeover or other change in control of the Company.

Holders of Common Stock have no preemptive rights to purchase additional securities which may be offered by the Company. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so. All shares of Common Stock are entitled to participate equally in all dividends when, as and if declared by the Board of Directors out of funds legally available therefor.


                            PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS.
     (Item 201 of Regulation S-B)

There is no public trading market for RMPC common stock.

Upon effectiveness of this Form 10-SB, the Company plans to apply for quotation of the Common Stock on the NASDAQ Small Cap Exchange operated by the National Association of Securities Dealers, Inc. under the symbol "RMPC." Upon completion of the business combination, RMPC will have approximately 718,500 shares of common stock issued and outstanding. Of such shares, approximately 18,500 shares, held by approximately 225 shareholders are eligible for resale. The remaining outstanding shares will be restricted
shares  under Rule 144.   After the business combination there will be
approximately 383 record holders of the Company's common stock.  The
Company presently has no existing stock option or other plans nor are there any outstanding options, warrants or securities convertible into Common Stock.

RMPC has never paid a dividend on its common stock. The Company does not anticipate paying any dividends on its common stock in the foreseeable future. Management anticipates that earnings, if any, will be retained to fund the Company's working capital needs and the expansion of its business. The payment of any dividends is in the discretion of the Board of Directors.

ITEM 2.  LEGAL PROCEEDINGS.
     (Item 103 of Regulation S-B)

RMPC is not party to any material legal proceeding, nor is the Company's property the subject of any material legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
     (Item 304 of Regulation S-B)

The Company's principal independent accountant has not resigned (nor declined to stand for re-election) and was not dismissed during the Company's two most recent fiscal years or any later interim period.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
     (Item 701 of Regulation S-B)

During the last three years, RMPC has issued the following securities that were not registered under the Securities Act of 1933, as amended (the "Act"):

     1. During November 1996, RMPC issued 600,000 shares (post split 12,000 shares) of its common stock to PRIDE for nine residential lots valued at $28,000. According to the terms of the business combination agreement, these shares will be cancelled upon consummation of the combination.

     2. During November 1996, RMPC issued 32,000 shares of $25.00 par value, 6% cumulative preferred stock to PRIDE for approximately $800,000 of mortgage notes receivable. According to the terms of the business combination agreement, these shares will be cancelled upon consummation of the combination.

There were no underwriting commissions or discounts with respect to the sales of unregistered securities identified above.

All of the above sales were made in reliance on Section 4(2) of the Act for transactions not involving a public offering. With regard to the reliance by the Company upon such exemption from registration, certain inquiries are made by the Company to establish that such sales qualified for such exemption from the registration requirements. In particular, the Company confirmed that (I) each purchaser provided the Company with written assurance of investment intent, and the certificates for the shares sold accordingly bear restrictive legends and (ii) sales were made to a limited number of persons.
















ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     (Item 702 of Regulation S-B)

The Company's Restated Articles of Incorporation limit the liability of its officers, directors, agents, fiduciaries and employees to the fullest extent permitted by the Colorado Revised Statutes. Specifically, directors of the Company will not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as directors, except liability for (I) any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) voting for or assenting to a distribution in violation of Colorado Revised Statutes S 7-106-401 or the articles of incorporation if it is established that the director did not perform his duties in compliance with Colorado Revised Statutes S 7-108-401, provided that the personal liability of a director in this circumstance shall be limited to the amount of distribution which exceeds what could have been distributed without violation of Colorado Revised Statutes S 7-106-401 or the articles of incorporation; or (iv) any transaction from which the director directly or indirectly derives an improper personal benefit. Nothing contained in the provisions will be construed to deprive any director of his right to all defenses ordinarily available to the director nor will anything herein be construed to deprive any director of any right he may have for contribution from any other director or other person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company is aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                            PART F/S


ITEM 1.  INDEX TO FINANCIAL STATEMENTS

Description                                              Period          Page
-----------                                              ------          ----
Rocky Mountain Power Co.                                June 30, 1996     F-1

Rocky Mountain Power Co. (Unaudited)                    October 31, 1996  F-10

Prime Rate Investment Management Enterprises, Inc.      October 31, 1996  F-19

Proforma Financial Statements for:
  Rocky Mountain Power Co. and
    Prime Rate Investment Management Enterprises, Inc.  October 31, 1996  F-33
   (Unaudited)






                     ROCKY MOUNTAIN POWER CO.
                     ------------------------


                       FINANCIAL STATEMENTS

                               with

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



                      June 30, 1995 and 1996

                              CONTENTS


                                                                Page
                                                                ----
Report of Independent Certified Public Accountants               F-3

Financial Statements:

    Balance Sheets                                               F-4

    Statements of Operations                                     F-5

    Statements of Changes in Stockholders' Equity                F-6

    Statements of Cash Flows                                     F-7

    Notes to Financial Statements                                F-8

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
              --------------------------------------------------




To the Board of Directors
Rocky Mountain Power Co.


We have audited the accompanying balance sheets of Rocky Mountain Power Co. (a Colorado corporation) as of June 30, 1995 and 1996, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rocky Mountain Power Co. as of June 30, 1995 and 1996, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the entity has the ability to continue as a going concern. As shown in the financial statements and as described in Note 1 to the financial statements, the Company has no continuing revenue source available to meet normal operating expenses. These factors, as discussed in Note 1 to the financial statements, raise doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                /s/ Miller and McCollom
                                                Certified Public Accountants
                                                3900 E. Mexico Ave.
                                                Suite 504
                                                Denver, Colorado   80210
September 6, 1996

                      ROCKY MOUNTAIN POWER CO.
                      ------------------------
                           BALANCE SHEETS
                           --------------

                                                    June 30,
                                                -----------------
                                                1995         1996
                                                -----------------
                               ASSETS
                               ------
Current Assets:
  Cash and cash equivalents                  $   29,766  $   20,977
                                             ----------  ----------
       Total Current Assets                      29,766      20,977
                                             ----------  ----------
       TOTAL ASSETS                          $   29,766  $   20,977
                                             ==========  ==========


                LIABILITIES AND STOCKHOLDERS' EQUITY
                ------------------------------------
Current Liabilities:

       Total Current Liabilities              $       -   $       -
                                              ---------   ---------
Stockholders' Equity (Note 3):
  Common stock, $0.10 par value, authorized
   and issued 1,000,000 shares of which
   116,536.4 shares are held in treasury and
   2,400 shares have been approved for issue
   from treasury but are presently unissued
   at June 30, 1996 and 1995                    100,000     100,000
  Additional paid-in capital                  1,020,585   1,020,585
  Accumulated (deficit)                        (857,746)   (866,535)
                                                -------     -------
                                                262,839     254,050
                                                -------    --------
  Treasury stock                               (233,073)   (233,073)
                                                -------     -------
TOTAL STOCKHOLDERS' EQUITY                   $   29,766  $   20,977
                                             ----------  ----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $   29,766  $   20,977
                                             ==========  ==========

The accompanying notes are an integral part of the financial statements.

                      ROCKY MOUNTAIN POWER CO.
                      ------------------------
                      STATEMENTS OF OPERATIONS
                      ------------------------

                                              Years Ended June 30,
                                              --------------------
                                                1995        1996
                                              --------------------
Revenues:
  Investment income                          $    2,278  $    1,129
  Realized (loss) on investments                 (2,206)          -
                                             ----------  ----------
                                                     72       1,129
                                             ----------  ----------
Operating Expenses:
  Directors' fees and meeting expense             6,810       6,511
  Legal and accounting                            3,590       3,313
  Professional fees                              11,613           -
  Office supplies and expense                       182          94
  Contract services                               3,649           -
  Water rights marketing (Note 5)                 3,724           -
  Loss from write-off of water rights
    (Note 2)                                    445,334           -
                                               --------   ---------
                                                474,902       9,918
                                               --------   ---------
(Loss) before Income Taxes                     (474,830)     (8,789)

Income Taxes (Note 4)                                 -           -
                                               --------   ---------
Net (Loss)                                   $ (474,830)  $  (8,789)
                                             ===========  ==========

The accompanying notes are an integral part of the financial statements.

                             ROCKY MOUNTAIN POWER CO.
                             ------------------------
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY111
                  -------------------------------------------------

                           Common Stock                          Unrealized
                           ------------          Additional     Appreciation
                        Number of                 Paid-in      (Depreciation)
                         Shares      Amount       Capital      on Investments
                        ---------    ------      ----------    --------------
Balance,
 June 30, 1994         1,000,000    $100,000     $1,010,960       $(1,891)
Reversal of li-
  ability for pre-
  ferred stock
  called (Note 3)              -           -          9,625             -
Unrealized
  appreciation on
  investments                  -           -              -         1,891
Net (loss) for
  the year ended
  June 30, 1995                -           -              -             -
                        --------     -------      ---------        ------
Balance,
  June 30, 1995        1,000,000     100,000      1,020,585             -
Net (loss) for
  the year ended
  June 30, 1996                -           -              -             -
                       ---------     -------      ---------        ------
Balance,
  June 30, 1996        1,000,000    $100,000     $1,020,585        $    -




The accompanying notes are an integral part of the financial statements.
                                   F-6A

                        ROCKY MOUNTAIN POWER CO.
                        ------------------------
             STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY111
             ------------------------------------------------

                                   Treasury Stock
                              -----------------------
                         Accumulated       Number of
                          (Deficit)         Shares       Amount       Total
                         -----------       ---------     ------       -----
Balance,
  June 30, 1994          $(382,916)     (116,536.4)     $(233,073)   $493,080
Reversal of li-
  ability for pre-
  ferred stock
  called (Note 3)                -               -              -       9,625
Unrealized
  appreciation on
  investments                    -               -              -       1,891
Net (loss) for
  the year ended
  June 30, 1995           (474,830)              -              -    (474,830)
                         ---------       ---------        -------     -------
Balance,
  June 30, 1995           (857,746)     (116,536.4)      (233,073)     29,766
Net (loss) for
  the year ended
  June 30, 1996             (8,789)              -              -      (8,789)
                          --------       ---------        --------    --------
Balance,
  June 30, 1996          $(866,535)     (116,536.4)      $(233,073)   $20,977
                         ==========     ===========      ==========   =======


The accompanying notes are an integral part of the financial statements.
                                   F-6B

                      ROCKY MOUNTAIN POWER CO.
                      ------------------------
                      STATEMENTS OF CASH FLOWS
                      ------------------------

                                                   Years Ended June 30,
                                                   --------------------
                                                     1995        1996
                                                   --------------------
Cash flows from operating activities:

  Net (loss)                                    $(474,830     $ (8,789)

  Adjustments to reconcile net (loss) to net
    cash (used) by operating activities:
      Unrealized increase on cash equivalent
        fund                                        1,891            -
      Loss from write-off of water rights         445,334            -
      Decrease in prepaid expenses                  2,213            -
      (Decrease) in accounts payable               (5,015)           -
                                                 --------      -------
  Total adjustments                               444,423            -
                                                 --------      -------
Net cash (used) by operating activities           (30,407)      (8,789)
                                                 --------      -------
Net (Decrease) in Cash and Cash Equivalents       (30,407)      (8,789)

Cash and Cash Equivalents at Beginning of Year     60,173       29,766
                                                  -------       ------

Cash and Cash Equivalents at End of Year       $   29,766   $   20,977
                                               ==========   ==========

Supplemental Disclosure of Non Cash Financing and
  Investing Activities:

  During the year ended June 30, 1995, the liability for preferred stock called in the amount of $9,625 was reversed through an increase to paid in capital.


The accompanying notes are an integral part of the financial statements.

                      ROCKY MOUNTAIN POWER CO.
                      ------------------------
                    NOTES TO FINANCIAL STATEMENTS

                       June 30, 1995 and 1996


(1) Summary of Significant Accounting Policies
----------------------------------------------
Organization and History
------------------------
Rocky Mountain Power Co. (Company) was organized on September 30, 1958, as a Colorado corporation. The purpose of the Company was the development of water and power resources, including a hydro-electric facility on a tributary of the Colorado River. This project was rendered difficult of accomplishment in 1975 as a result of the U. S. Congress placing the reservoir site within a wilderness area. From 1975, the Company had continued to perform due diligence on its conditional water rights. The Company did not file the required application for due diligence by June, 1995 and the water rights lapsed. Presently the company has no ongoing operations.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statements of Cash Flows
------------------------
For purposes of the statements of cash flows, the Company considers investments with a three-month or less maturity to be cash equivalents.

Going Concern
-------------
At June 30, 1996, the Company's only continuing source of revenue is interest income on invested cash. This source of revenue, together with the cash balance at June 30, 1996, may not be sufficient to meet normal annual operating expenses. These factors indicate that the Company may be unable to continue as a going concern.

Management will consider additional outside investors, merger/acquisitions options or the possible dissolution and liquidation of the company.

(2) Investment in Water Rights
------------------------------
The Company was originally decreed certain conditional water rights in Garfield and Eagle Counties, Colorado, on the South Fork of the White River and some tributaries. These water rights require continued due diligence activities to maintain those rights. The Company did not file the required application for due diligence by June, 1995, thus, the water rights lapsed. The carrying amount of the investment in water rights was charged against operations for the year ended June 30, 1995.

                      ROCKY MOUNTAIN POWER CO.
                      ------------------------
              NOTES TO FINANCIAL STATEMENTS, CONTINUED
              ----------------------------------------
                       June 30, 1995 and 1996



(3) Preferred Stock
-------------------
On October 1, 1988, preferred shares were called for redemption at $1.00 per share. At June 30, 1994, a liability for preferred stock called was reflected in the amount of $9,625 representing 9,625 shares of preferred stock still outstanding whose stockholders had not been located by the Company. During the year ended June 30, 1995, this amount was reversed through an increase to capital because the period of time to redeem these shares had expired under the statute of limitations.

(4) Income Taxes
----------------
The Company utilizes the same methods of accounting for income tax purposes as is utilized for financial reporting purposes.

At June 30, 1996, the Company has a net operating loss of approximately $556,000 expiring in 2008 through 2011. No deferred tax asset is reflected due to questionable future realization.

(5) Water Rights Marketing
--------------------------
The board of directors approved payment of a daily per diem rate and out-of-pocket expenses to an officer of the Company for his efforts in marketing the conditional water rights. A total of $2,324 was paid under this arrangement during the year ended June 30, 1995.

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------

                       FINANCIAL STATEMENTS


                     October 31, 1996 and 1995


                            (Unaudited)

                    INDEX TO FINANCIAL STATEMENTS

                      ROCKY MOUNTAIN POWER CO.
                      ------------------------
                            (Unaudited)

    Financial Statements:

    Balance Sheet                                               F-12

    Statements of Operations                                    F-13

    Statement of Changes in Stockholders'
     Equity                                                     F-14

    Statements of Cash Flows                                    F-15

    Notes to Financial Statements                               F-16

                      ROCKY MOUNTAIN POWER CO.
                      ------------------------
                           BALANCE SHEET
                          October 31, 1996
                            (Unaudited)

                               ASSETS
                               ------
Current Assets:
  Cash and cash equivalents                          $    12,487
                                                     -----------
    Total Current Assets                                  12,487
                                                     -----------
TOTAL ASSETS                                         $    12,487
                                                     ===========
                LIABILITIES AND STOCKHOLDERS' EQUITY
                ------------------------------------
Current Liabilities:
  Accounts payable                                   $       638
                                                     -----------
    Total Current Liabilities                                638
                                                     -----------
TOTAL LIABILITIES                                            638
                                                     -----------
Stockholders' Equity:
  Common stock, $0.10 par value,
   1,000,000 shares authorized,
   883,463.6 shares issued and
   outstanding                                            88,346
  Additional paid-in capital                             799,166
  Accumulated (deficit)                                 (875,663)
                                                      -----------
TOTAL STOCKHOLDERS' EQUITY                                11,849
                                                      -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $    12,487
                                                     ===========


The accompanying notes are an integral part of the financial statements.

                      ROCKY MOUNTAIN POWER CO.
                      ------------------------
                      STATEMENTS OF OPERATIONS
                      ------------------------
                             (Unaudited)

                                                 Four Months  Four Months
                                                    Ended        Ended
                                                 October 31,  October 31,
                                                    1996         1995
                                                 -----------  -----------
Revenues:
   Investment income                             $       312          376
                                                 -----------    ---------
                                                         312          376
                                                 -----------    ---------
Operating Expenses:
   Directors' fees and meeting expense                 6,365        6,511
   Legal and accounting                                2,358        3,313
   Office supplies and expense                            67           31
   Contract services                                     650            -
                                                 -----------   ----------
                                                       9,440        9,855
                                                 ------------  -----------
Net (Loss)                                       $    (9,128)  $   (9,479)
                                                 ============  ===========
Net (Loss) Per Share                             $      (.01)  $     (.01)
                                                 ============  ===========
Shares Outstanding                               $   883,464   $  883,464
                                                 ============  ===========

The accompanying notes are an integral part of the financial statements.

                        ROCKY MOUNTAIN POWER CO.
                        ------------------------
              STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                          Common Stock
                          ------------                Additional
                    Number of                          Paid-in
                     Shares         Amount             Capital
                    ---------       ------            ----------
Balance,
 June 30, 1996      1,000,000     $100,000            $1,020,585

Retirement of
 Treasury stock      (116,536)     (11,654)             (221,419)

Net (loss) for
 the four months
 ended October 31
 1996 (unaudited)           -            -                     -
                    ----------     --------           -----------
Balance,
 October 31, 1996     883,464      $88,346            $  799,166
                    ==========     ========           ===========

                                    Treasury Stock
                                    --------------
                      Accumulated       Number of
                      (Deficit)          Shares        Amount      Total
                      -----------       ---------      ------      ------

Balance,
 June 30, 1996        $(866,535)       (116,536.4)     $(233,073)   $20,977

Retirement of
 Treasury stock               -         116,536.4        233,073          -

Net (loss) for
 the four months
 ended October 31
 1996 (unaudited)        (9,128)                -               -     (9,128)
                      ----------        ---------       ---------    --------
Balance,
 October 31, 1996     $(875,663)                -       $       -    $11,849
                      ==========        ==========      =========    ========


                    ROCKY MOUNTAIN POWER, CO.
                    -------------------------
                    STATEMENTS OF CASH FLOWS
                    ------------------------
                           (Unaudited)

                                                   Four Months  Four Months
                                                      Ended        Ended
                                                   October 31,  October 31,
                                                      1996         1995
                                                   -----------  -----------
Cash flows from operating activities:

   Net (loss)                                       $  (9,128)   $  (9,479)
                                                    ----------   ----------
   Adjustments to reconcile net (loss)
    to net cash (used) by operating
    activities:
      Increase in accounts payable                        638            -
                                                    ----------    ---------
   Total Adjustments                                      638            -
                                                    ----------    ---------
Net Cash (Used)by operating activities                 (8,490)      (9,479)
                                                    ----------    ---------
Net (Decrease) in Cash and Cash Equivalents            (8,490)      (9,479)
Cash and Cash Equivalents at Beginning of Period       20,977       29,766
                                                    ----------    ---------

Cash and Cash Equivalents at End of Period          $  12,487     $ 20,287
                                                    ==========    =========



The accompanying notes are an integral part of the financial statements.

                      ROCKY MOUNTAIN POWER CO.
                      ------------------------
                   NOTES TO FINANCIAL STATEMENTS
                         October 31, 1996

                            (Unaudited)


(1) Summary of Significant Accounting Policies
----------------------------------------------
     Organization and History
     ------------------------
     Rocky Mountain Power Co. (Company) was organized on September 30, 1958, as a Colorado corporation. The purpose of the Company was the development of water and power resources, including a hydro-electric facility on a tributary of the Colorado River. This project was rendered difficult of accomplishment in 1975 as a result of the U.S. Congress placing the reservoir site within a wilderness area. From 1975, the Company had continued to perform due diligence on its conditional water rights. The Company did not file the required application for due diligence by June, 1995 and the water rights lapsed. As of October 31, 1996 the Company had no ongoing operations.

     Use of Estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Statements of Cash Flows
     ------------------------
     For purposes of the statements of cash flows, the Company considers investments with a three-month or less maturity to be cash equivalents.

     Going Concern
     -------------
     At October 31, 1996, the Company's only continuing source of revenue is interest income on invested cash. This source of revenue, together with the cash balance at October 31, 1996, may not be sufficient to meet normal annual operating expenses.

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------
                  NOTES TO FINANCIAL STATEMENTS
                         October 31, 1996

                          (Unaudited)

(1) Summary of Significant Accounting Policies, Continued
----------------------------------------------------------
     Going Concern, Continued
     ------------------------
     These factors indicate that the Company may be unable to continue as a going concern.

     The Company has entered into a business combination agreement to be effective January 31, 1997. The Company has also issued additional common and preferred stock subsequent to October 31 1996.

     During November, 1996 the Company increased its authorized common stock to 100,000,000 shares and changed the par value from $.10 to $.05 per share. The Company also authorized 200,000 shares of $25.00 par value, 6% cumulative preferred stock.

     The Company has issued 600,000 common shares and 32,000 preferred shares. The common shares were issued in exchange for nine residential lots and the preferred shares were issued in exchange for approximately $800,000 of mortgage notes receivable with average interest rates of approximately 8%.

     According to the terms of the business combination to be effective January 31, 1997, these new common and preferred shares would be canceled, the Company would effect a 1 for 50 reverse stock split and issue 700,000 new common shares for the acquisition of Prime Rate Investment Management Enterprises, Inc. a Colorado corporation principally in the real estate business.

(2) Income Taxes
----------------
     The Company utilizes the same methods of accounting for income tax purposes as is utilized for financial reporting purposes.

     At October 31, 1996, the Company has a net operating loss of approximately $565,000 expiring in 2008 through 2012. No deferred tax asset is reflected due to questionable future realization.

                     ROCKY MOUNTAIN POWER CO.
                     ------------------------
                   NOTES TO FINANCIAL STATEMENTS
                         October 31, 1996

                          (Unaudited)


(3) Unaudited Financial Statements
----------------------------------
     The balance sheet as of October 31, 1996, the statements of operations and the statements of cash flows for the four month periods ended October 31, 1996 and 1995, and the statement of changes in stockholders' equity for the four month period ended October 31, 1996 have been prepared by management without audit. In the opinion of management all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, cash flows and changes in stockholders' equity at October 31, 1996 and for all periods presented have been made.

(4)  Retirement of Treasury Stock
---------------------------------
     During the four month period ended October 31, 1996 the treasury stock was retired and returned to authorized but unissued shares.

                  INDEX TO FINANCIAL STATEMENTS

        PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
        --------------------------------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------


                       FINANCIAL STATEMENTS


              October 31, 1995 and October 31, 1996


     Report of Independent Certified Public Accountants      F-20

     Consolidated Financial Statements:

      Consolidated Balance Sheets                            F-21

      Consolidated Statements of Income                      F-22

      Consolidated Statement of Changes in                   F-23
         Stockholders' Equity

      Consolidated Statements of Cash Flows                  F-24

      Notes to Consolidated Financial Statements             F-25

        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
        --------------------------------------------------



The Board of Directors
Prime Rate Investment Management Enterprises, Inc.
Englewood, CO   80112


We have audited the accompanying consolidated balance sheets of Prime Rate Investment Management Enterprises, Inc. and Consolidated Subsidiaries as of October 31, 1995 and October 31, 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the period from May 1, 1995 (date of inception) through October 31, 1995 and for the year ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of Prime Rate Investment Management Enterprises, Inc. and Consolidated Subsidiaries as of October 31, 1995 and October 31, 1996, and the results of its operations, changes in stockholders' equity and its cash flows for the period from May 1, 1995 (date of inception) through October 31, 1995 and for the year ended October 31, 1996, in conformity with generally accepted accounting principles.


                                      /s/ Miller and McCollom
                                      Certified Public Accountants
                                      3900 E. Mexico Ave.
                                      Suite 504
                                      Denver, Colorado   80210
December 6, 1996

            PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
            --------------------------------------------------
                     AND CONSOLIDATED SUBSIDIARIES
                     -----------------------------
                      CONSOLIDATED BALANCE SHEETS

                                ASSETS
                                ------
                                                    October 31,   October 31,
                                                        1995           1996
                                                    -----------    ----------
Current Assets:
  Cash                                              $   303,374   $    33,920
  Certificates of purchase, real estate
   foreclosures (Note 4)                                      -       372,074
  Mortgage notes receivable, current
   portion (Note 4)                                       7,436       219,318
  Other                                                   1,488        27,333
                                                     ----------    ----------
    Total Current Assets                                312,298       652,645

Real estate, net of accumulated deprec-
 iation of $14,577 at October 31, 1995
 and $21,758 at October 31, 1996 (Note 3)             1,735,753     1,039,057
Mortgage notes receivable, net of
 current portion (Note 4)                               193,221       733,842
Mortgage note receivable, in process
 of foreclosure (Note 4)                                      -       547,634
Other assets                                              4,300             -
                                                    -----------   -----------
TOTAL ASSETS                                        $ 2,245,572   $ 2,973,178
                                                    ===========   ===========
                 LIABILITIES AND STOCKHOLDERS' EQUITY
                 ------------------------------------
Current Liabilities:
  Accounts payable                                  $     3,100   $    30,641
  Notes payable, current portion (Note 3)                24,307        17,347
  Note payable, related party (Note 7)                        -       119,700
  Income taxes payable (Note 9)                           3,461        23,389
  Deferred taxes payable, current portion (Note 9)            -         7,696
  Accrued expenses and other                             17,873        16,197
                                                    -----------   -----------
    Total Current Liabilities                            48,741       214,970

Deferred taxes payable,long term (Note 9)                     -        32,299
Notes payable, net of current portion (Note 3)          675,755       629,131
                                                    -----------   -----------
TOTAL LIABILITIES                                       724,496       876,400
                                                    -----------   -----------
Stockholders' Equity:
  Preferred stock, $10.00 par value, 1,000,000                -             -
   shares authorized, none issued
  Common stock, $1.00 par value, 10,000,000
   shares authorized, 301,311 shares issued
   and outstanding at October 31, 1995 and
   383,171 shares at October 31, 1996 (Note 2)          301,311       383,171
  Additional paid-in capital                          1,205,244     1,572,127
  Retained earnings                                      14,521       141,480
                                                    -----------   -----------
TOTAL STOCKHOLDERS' EQUITY                            1,521,076     2,096,778
                                                    -----------   -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 2,245,572   $ 2,973,178
                                                    ===========   ===========

The accompanying notes are an integral part of the financial statements.

          PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
          --------------------------------------------------
                     AND CONSOLIDATED SUBSIDIARIES
                     -----------------------------
                   CONSOLIDATED STATEMENTS OF INCOME

                                                     From May
                                                     1, 1995
                                                    (date of
                                                    inception)
                                                     through      Year Ended
                                                    October 31,   October 31,
                                                       1995          1996
                                                    -----------   -----------
Revenue:
  Rent income                                       $   96,478   $  150,707
  Interest income                                       13,738       85,441
  Gain on the sale of real estate                            -      100,614
  Gain on the sale of stock                                  -        5,100
                                                    ----------   ----------
                                                       110,216      341,862
                                                    ----------   ----------
Expenses:
  Property management fees                              10,663       12,813
  Depreciation                                          14,581       23,431
  Interest                                              36,100       66,490
  Real estate taxes and insurance                       11,908       17,436
  Association dues                                      10,308       11,259
  Repairs and maintenance                                6,966        9,046
  Utilities and other                                    1,708       10,403
                                                    ----------   ----------
                                                        92,234      150,878
                                                    ----------   ----------
Net income before provision
 for income taxes                                       17,982      190,984
                                                    ----------   ----------
Provision for income taxes (Note 9):
  Current                                                3,461       24,030
  Deferred                                                   -       39,995
                                                    ----------   ----------
                                                         3,461       64,025
                                                    ----------   ----------
Net income                                          $   14,521   $  126,959
                                                    ==========   ==========
Per Share                                           $      .05   $      .38
                                                    ==========   ==========
Weighted Average Shares
 Outstanding                                           269,577      329,797
                                                    ==========   ==========

The accompanying notes are an integral part of the financial statements.

          PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
          --------------------------------------------------
                     AND CONSOLIDATED SUBSIDIARIES
                     -----------------------------
       CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

         From May 1, 1995 (inception) through October 31, 1996

                                            Additional
                   Common                    Paid-in     Retained
                 No./Shares  Stock Amount    Capital     Earnings     Total
                 ----------  ------------   ----------   --------     -----
Balance at              -     $      -    $         -   $      -            -
May 1, 1995

Common stock
issued            301,311      301,311      1,205,244          -    1,506,555

Net income for
the period from
May 1, 1995
through October
31, 1995                -            -              -     14,521       14,521
                  -------      -------      ---------     ------     --------
Balance at
October 31,
1995              301,311      301,311      1,205,244     14,521    1,521,076

Common stock
issued             81,860       81,860        366,883          -      448,743

Net income
for the year
ended October
31, 1996                -            -              -     126,959     126,959
                 --------      -------    -----------   ---------   ---------
Balance at
October 31,
1996             $383,171     $383,171    $ 1,572,127   $ 141,480  $2,096,778
                 ========     ========    ===========   =========  ==========

  The accompanying notes are an integral part of the financial statements.

             PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
             --------------------------------------------------
                       AND CONSOLIDATED SUBSIDIARIES
                       -----------------------------
                  CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   From May
                                                   1, 1995
                                                   (date of
                                                  Inception)
                                                   through        Year ended
                                                  October 31,     October 31,
                                                     1995             1996
                                                  -----------     -----------
Cash Flows Operating Activities:
     Net income                                   $   14,521      $   126,959
     Depreciation                                     14,581           23,431
     Increase in income taxes payable                  3,461           19,928
     Increase in deferred income taxes payable             -           39,995
     Increase in accounts payable and
      accrued expenses                                 3,794           25,865
     (Gain) on sale of assets                              -         (106,614)
                                                   ---------       -----------
Net Cash Provided by Operating Activities             36,357          129,564
                                                   ---------       -----------
Cash Flows from Investing Activities:
     (Investments) in certificates of purchase             -         (372,074)
     Collection of notes receivable                    1,149          151,964
     (Investment) in mortgage notes receivable             -         (155,366)
     (Acquisition) of real estate                          -          (93,316)
     Other                                                 -          (33,215)
                                                    --------        ----------
Net Cash Provided by (Used in)
 Investing Activities                                  1,149         (502,007)
                                                    --------        ----------
Cash Flows from Financing Activities:
     Common stock issued                             278,000            4,000
     (Repayment) of notes payable                    (12,132)         (20,711)
     Loan from related party                               -          119,700
                                                    ---------        ---------
Net Cash Provided by
 Financing Activities                                265,868          102,989
                                                    ---------        ---------
Increase (decrease) in Cash                          303,374         (269,454)
Cash, Beginning of Period                                  -          303,374
                                                  ----------         ---------
Cash, End of Period                               $  303,374           33,920
                                                  ==========        ==========
Interest Paid                                     $   41,042        $  66,490
                                                  ==========        ==========
Income Taxes Paid                                 $        -        $   4,102
                                                  ==========        ==========

Note: During the period ended October 31, 1995, 245,711 shares of common stock were issued in exchange for real estate, mortgage notes receivable and other assets, net of related liabilities, with the net equity totalling $1,228,555. During the year ended October 31, 1996, 80,682 shares of common stock were issued in exchange for two mortgage notes receivable totalling $442,268, including accrued interest. Real estate was sold in exchange for mortgage notes receivable totalling $856,993 less a mortgage note payable of $32,843 which was assumed.

The accompanying notes are an integral part of the financial statements.

          PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
          --------------------------------------------------
                     AND CONSOLIDATED SUBSIDIARIES
                     -----------------------------
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 October 31, 1995 and October 31, 1996


 (1)    Summary of Accounting Policies
 -------------------------------------
     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

      (a)   Organization and Principles of Consolidation
      --------------------------------------------------
          The consolidated financial statements include the accounts of Prime Rate Investment Management Enterprises, Inc., (PRIME) and its wholly-owned subsidiary, Prime Rate Income & Dividend Enterprises, Inc. (PRIDE) and Birch Branch, Inc. a wholly-owned subsidiary of PRIDE. The Company is principally in the real estate ownership and rental business. The Company also invests in mortgage notes receivable and certificates of purchase related to real estate foreclosures. All intercompany account balances have been eliminated in the consolidation. The Company has selected October 31 as its year end.

     (b)   Per Share Information
     ---------------------------
          Per share information is based upon the weighted average number of shares outstanding during the period.

     (c)   Investment in Real Estate and Related Depreciation
     --------------------------------------------------------
          The Company's investments in rental real estate are carried at cost, net of accumulated depreciation. Real estate owned consists principally of single family and condominium residential residences located principally in Colorado, Arizona and California. Deprecation was computed using the straight-line method over estimated useful lives of 40 years. Major renovations are capitalized. Repairs and maintenance costs are expensed as incurred.

     (d)   Use of Estimates in the Preparation of Financial
     ------------------------------------------------------
           Statements
           ----------
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

        PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
        --------------------------------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              October 31, 1995 and October 31, 1996

 (1)Summary of Accounting Policies, Continued
 --------------------------------------------
        (d)  Use of Estimates in the Preparation of Financial
             ------------------------------------------------
             Statements, Continued
             ---------------------
          disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

       (e)  Geographic Area of Operations and Interest Rates
            ------------------------------------------------
          The Company owns properties principally in Colorado, California, Arkansas and Arizona. The potential for severe financial impact can result from negative effects of economic conditions within the market or geographic area. Since the Company's business is principally in four areas, this concentration of operations results in an associated risk and uncertainty.

       (f)  Provision for Deferred Income Taxes
            -----------------------------------
          Timing differences exist related to recognition of gains on sale of real estate for income tax purposes and financial reporting purposes. Income tax regulations allow the use of the installment method for reporting sales of assets. The Company has provided a deferred income tax provision for this timing difference.

 (2)Common Stock Issued
 ----------------------
     During the year ended October 31, 1995 the Company issued 301,311 shares of restricted common stock for cash and certain other assets totalling $1,506,555, consisting principally of real estate and mortgage notes receivable, net of related mortgage notes payable. The real estate assets were appraised and exchanged for common stock at appraised value which approximated historical cost.

     Historical cost included approximately $120,000 of appraised value in real estate exchanged for services and included in taxable income of the former owner. Also, included in historical cost is approximately $60,000 of gain included in income of the previous owner as a result of liquidation of the entity.

     Included in stock issued during the period ended October 31, 1995 are 42,000 shares issued for $210,000 cash contributed by Universal Capital Corporation for the benefit of the Universal
     Capital Corporation shareholders.   These 42,000 shares  are

        PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
        --------------------------------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              October 31, 1995 and October 31, 1996

 (2)   Common Stock Issued, Continued
  -----------------------------------
     held in trust by a shareholder of the Company for the benefit of the Universal Capital Corporation stockholders and will be distributed to them upon successful completion of a registration statement with the U.S. Securities and Exchange Commission, or upon the shareholders accepting unregistered restricted shares. Seventeen shareholders representing approximately 78% of the 42,000 shares have agreed to accept unregistered restricted shares in lieu of receiving free trading shares.

     Included in stock issued during the year ended October 31, 1996 are 728 shares issued for $4,000 cash, 80,682 shares issued for two mortgage notes receivable, and 450 shares issued for consulting services valued at $2,475. The two mortgage notes receivable were previously owned by two stockholders of the Company and exchanged for common stock at the unpaid principal balances plus accrued interest totalling $442,268.

 (3)   Note Payable
 ------------------
     As of October 31, 1996 the Company had outstanding $646,478 of mortgage notes payable collateralized by certain real estate. Monthly payments, including principal and interest at rates ranging from 8.5% to 15%, total approximately $6,800.
     Maturities of notes payable are summarized as follows:

  Year ended March 31,
     1997                  $  17,347
     1998                     19,507
     1999                     21,952
     2000                     24,720
     2001                     27,855
       Thereafter            535,097
                            --------
         Total             $ 646,478

 (4)   Concentration of Credit Risk
 ----------------------------------
     The Company's material concentration of credit risk consists principally of investments in mortgage loans and certificates of purchase. The Company's investments in mortgage loans are collateralized principally by first deeds of trust in real

        PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
        --------------------------------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              October 31, 1995 and October 31, 1996


 (4)  Concentration of Credit Risk, Continued
 --------------------------------------------
     estate located primarily in Colorado and California. At October 31, 1996, the Company had seven mortgage loans receivable from one individual totalling $412,977. The loans as a percentage of value are approximately 90%. The Company also had twelve mortgage loans receivable from another individual totalling $431,220. The second individual's loans as a percentage of value are approximately 100% but, as additional collateral for loans receivable from this individual, the Company has a junior lien on another property owned by this individual.

     Average interest rates on mortgagee notes receivable approximate 8% per annum with monthly repayment terms being amortized over periods up to fifteen years.

     TheCompany has six investments in foreclosure certificates of purchase totalling $372,074 as of October 31, 1996. These certificates of purchase entitle the Company to receive interest at the original foreclosed mortgage loan rate over the 75 day redemption period or title to the property if not redeemed within the redemption period. Interest rates on the Company's investment in certificates of purchase range between 7.5% and 11%.

     As of October 31, 1996, the Company has an investment in a first mortgage note receivable with a health club/racquetball building as collateral. As of October 31, 1996, the note was in default and the Company was in the process of foreclosing on the property. During November, 1996, the Company obtained title to this property at the foreclosure sale. The $547,634 carrying value of this note represents the unpaid principal balance of the note plus costs incurred related to the property during the foreclosure period. This property is located in Orange county, California and is on land that is leased under a long-term ground lease with approximately 39 years remaining. The ground lease payments are currently approximately $2,500 per month with provisions for future inflationary increases. The building is leased to a tenant under a ten year lease that became effected in March 1996. Rent under the terms of the lease amount to approximately

       PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
       --------------------------------------------------
                 AND CONSOLIDATED SUBSIDIARIES
                 -----------------------------
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             October 31, 1995 and October 31, 1996


 (4)  Concentration of Credit Risk, Continued
 --------------------------------------------
     $7,200 per month for October, November and December 1996, then increasing in January 1997, with various increases throughout the ten year lease period with the monthly rent approximately $9,000 in the tenth year. The tenants have an option to renew the lease for an additional ten year period at fair market value, but not less than approximately $9,000 per month. The lease is a net lease with the tenants being required to pay all expenses related to the building. This building was contributed to the Company by a stockholder of the Company in exchange for 71,132 shares of the Company's common stock, totalling $391,226, equaling the principal and accrued interest on the note at the time of exchange.

     Included in accounts payable and the carrying value of the note are $24,000 of costs incurred by the tenant related to property improvements. The Company has agreed to reduce the rent by $2,000 per month for 12 months to compensate the tenant for the $24,000 costs incurred. During November 1996, the Company obtained title to this property at the foreclosure sale.

 (5)  Subsequent Event
 ---------------------
     During November 1996, PRIDE exchanged its investment in nine residential lots for approximately 40% ownership of Rocky Mountain Power Company, Inc. (RMPC), an inactive, non-reporting public company. RMPC's only asset is cash of approximately $13,000. RMPC has no significant liabilities. Also during November, 1996, the Company exchanged investments in mortgage notes receivable in the approximate principal amount of$800,000 for preferred stock of RMPC. The preferred stock in the approximate amount of $800,000 has a cumulative dividend rate of 6% per annum.

 (6)  Rental Income Prior to Acquisition
 ---------------------------------------
     The following information relates to income and expenses of rental property prior to the Company's acquisition of the properties:

        PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
        --------------------------------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              October 31, 1995 and October 31, 1996


 (6)   Rental Income Prior to Acquisition, Continued
 ---------------------------------------------------
                    For the six month period
                      Ended April 30, 1995
                      --------------------

 Rental Income                              $ 44,097
                                             -------
  Operating Expenses:
     Management Fees                           3,155
    Repairs & Maintenance                      7,032
       Utilities                                 282
      Miscellaneous                            2,472
      Property Taxes                           5,309
       Insurance                               1,546
       Interest                               29,621
                                              ------
     Total Operating Expenses                 49,417
                                              ------
      Net Rental Loss                       $ (5,320)
                                             =======

                    For the six month period
                     Ended October 31, 1995
                     ----------------------

 Rental Income                             $  3,345

  Operating Expenses:
    Management Fees                             334
   Repairs & Maintenance                         45
     Property taxes                             854
      Insurance                                 246
                                              -----
    Total Operating Expenses                  1,479
                                              -----
     Net Rental Income                     $  1,866
                                            =======

     The above income and expenses relate to rental properties acquired during the period ended October 31, 1995 and include only income and expenses prior to acquisition related to these properties as if they were owned by the Company. The statement of income for the year ended October 31, 1996 includes a full years operating results on all properties other than one rental house acquired during year ended October 31, 1996 for approximately $40,000. This property was not a rental property prior to acquisition by the Company. The net

         PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
         --------------------------------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              October 31, 1995 and October 31, 1996

 (6)  Rental Income Prior to Acquisition, Continued
 --------------------------------------------------
     projected cash flow for the year ended October 31, 1997 for this one rental house acquired during 1996 is approximately $3,000 with projected depreciation of approximately $800, resulting in a projected net taxable income on this property of approximately $2,200. The health club/racquetball building that was acquired through foreclosure proceedings in November, 1996, subsequent to October 31, 1996 had rental income collected by the previous owner of $42,000, real estate tax expenses of approximately $8,400 and land lease expenses of approximately $30,000. Since the property was rented on a triple net lease basis, the tenant was responsible for all operating expenses. Projected cash flow on this property for the year ending October 31, 1997 is summarized as follows:

 Rental Income                                  $ 89,400

 Rent reduction as a credit
    for tenant improvements                      (24,000)
                                                  ------
      Net rental income                           65,400

     Ground lease payments                       (30,000)
                                                  ------
  Net projected cash flow based
        on existing lease                         35,400

     Depreciation expense                        (14,100)

  Capitalized reimbursed tenant
         improvements                             24,000
                                                  ------
  Projected taxable income from the
        health club/racquetball facility        $ 45,300
                                                 =======

 (7)  Note Payable, Related Party
 --------------------------------
     As of October 31, 1996, a related party had loaned $119,700 to the Company. This balance is payable on demand and bears interest at the rate of 8% per annum. This loan is uncollateralized.

       PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC.
       --------------------------------------------------
                  AND CONSOLIDATED SUBSIDIARIES
                  -----------------------------
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              October 31, 1995 and October 31, 1996


 (8)  Fair Value Financial Instruments
 -------------------------------------
     As of October 31, 1996, the Company had various investments in long term mortgage notes receivable and was obligated under various mortgage notes payable. Management believes that the fair value of these financial instruments does not materially differ from the carrying value of these notes based upon discounting at current market rates of interest.

 (9)  Income Taxes
 -----------------
     A reconciliation between the expected income tax provision computed at a federal statutory rate of 34% and the actual income tax provision follows:

                                          Year Ended October 31,
                                         1995                1996
                                      ----------          ----------
   Expected income tax                $    6,114          $   64,935
   Graduated tax brackets                 (3,417)             (7,201)
   State tax net of federal benefit          764               5,825
              Other                         -                    466
                                      ----------          ----------
                                      $    3,461          $   64,025
                                      ==========          ==========

  The tax effects of temporary differences that give rise to the deferred tax liability at October 31, 1996 follow:

  Installment sale reporting               $   39,995
  less current portion                         (7,696)
                                           ----------
                                           $   32,299
                                           ==========

             Index to Pro Forma Financial Statements


                 ROCKY MOUNTAIN POWER CO. (RMPC)
    PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC. (PRIME)


       Pro Forma Combined Financial Statements (Unaudited)




  Pro Forma Financial Statements:

       Balance Sheet                                       F-34

       Statement of Operations                             F-35

       Notes to Pro Forma Financial Statements             F-36

                       ROCKY MOUNTAIN POWER CO. (RMPC)
         PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC. (PRIME)

                           PRO FORMA BALANCE SHEET
                                 (Unaudited)

                                 ASSETS

                          RMPC         PRIME        Pro Forma     Pro Forma
                       October 31,   October 31,   Adjustments    Combined
                         1996          1996
Current Assets:       ------------   ----------    -----------    ---------
Cash                  $     12,487   $   33,920   $(B)1,000,000   $ 1,046,407
Certificates of
 Purchase                     -         372,074                       372,074
Mortgage notes
 receivable,
 current portion              -         219,318                       219,318
Other                         -          27,333                        27,333
                        ----------     --------     -----------     ---------
Total Current Assets        12,487      652,645       1,000,000     1,665,132


Real estate                   -       1,039,057      (C)547,634     1,586,691
Mortgage notes
 receivable                   -         733,842                       733,842
Mortgage note
 receivable in
 process of
 foreclosure                  -         547,634     (C)(547,634)         -
Deferred income
 taxes                        -            -          (A)43,013        43,013
                        ----------   ----------      ----------    ----------
    Total Assets        $   12,487   $2,973,178    $  1,043,013   $ 4,028,678
                        ==========   ==========      ==========    ==========


LIABILITIES AND
STOCKHOLDERS' EQUITY

Current Liabilities:
 Accounts payable       $      638   $   30,641    $               $   31,279
Notes payable, current        -          17,347    (B)1,000,000     1,017,347
Note payable, related
 party                        -         119,700                       119,700
Income taxes payable          -          23,389                        23,389
Deferred income taxes
 payable                      -           7,696                         7,696
Other                         -          16,197                        16,197
Total Current            ---------      -------      ----------     ---------
 Liabilities                   638      214,970       1,000,000     1,215,608

Deferred income
 taxes payable                -          32,299                        32,299
Notes payable                 -         629,131                       629.131
                         ---------     --------       ---------     ---------
Total Liabilities              638      876,400       1,000,000     1,877,038
                         ---------     --------       ---------     ---------
Stockholders' Equity
Preferred stock,
 $25.00 par value,
 200,000 shares
 authorized none
 issued and
 outstanding                  -            -                -           -
Common stock, $.05
 par value,
 100,000,000 shares
 authorized,
 718,500 shares
 issued and
 outstanding
 after the business
 combination               88,346       383,171    (A) (435,592)       35,925
Additional paid-in
 capital                  799,166     1,572,127    (A) (397,058)    1,974,235
Accumulated (deficit)    (875,663)      141,480    (A)  875,663       141,480
                          -------     ---------    ------------     ---------
Total Stockholders'
 Equity                    11,849     2,096,778          43,013     2,151,640
                          -------     ---------    ------------     ---------
Total Liabilities
 and Stockholders'
 Equity                $   12,487    $2,973,178     $ 1,043,013    $4,028,678
                       ==========    ==========     ===========    ==========



The accompanying notes are an integral part of the financial statements.

                 ROCKY MOUNTAIN POWER CO. (RMPC)
    PRIME RATE INVESTMENT MANAGEMENT ENTERPRISES, INC. (PRIME)

                PRO FORMA STATEMENT OF OPERATIONS
                           (Unaudited)

                          (RMPC)         (PRIME)
                         Year Ended   Year Ended
                          June 30,    October 31,    Pro Forma     Pro Forma
                            1996         1996       Adjustments     Combined
                         ---------    ----------    -----------    ---------
REVENUE:
Rent income                   -          150,707                      150,707
Interest income              1,129        85,441                       86,570
Gain on sale of assets        -          105,714                      105,714
                           -------      --------      ---------      --------
 Gross Profit                1,129       341,862                      342,991
                           -------      --------      ---------      --------
OPERATING EXPENSES:
Property management
 fees                         -           12,813                       12,813
Depreciation                  -           23,431                       23,431
Interest                      -           66,490                       66,490
Real estate taxes
 and insurance                -           17,436                       17,436
Association dues              -           11,259                       11,259
Repairs and maint-
 enance                       -            9,046                        9,046
Utilities and other          9,918        10,403                       20,321
Total Operating             ------       -------                      -------
 Expenses                    9,918       150,878                      160,796
                            ------       -------       --------       -------
Net Income (Loss)
 before provision
 for income taxes          (8,789)       190,984                      182,195

(Provision for)
 income taxes                -           (64,025)    (A)  2,946       (61,079)
                          -------        -------      ---------       -------
Net Income (Loss)        $ (8,789)      $126,959      $   2,946      $121,116
                          =======        =======      =========       =======
Net Income per
 Common Share                                                        $    .17
                                                                      =======
Total Number of
 Common Shares
 Outstanding (1)                                                      718,500
                                                                      =======

Note 1 - Assumes issuance of 700,000 shares for acquisition of PRIME plus 18,500 shares of RMPC outstanding as of October 31, 1996 after giving effect to the 1 for 50 reverse stock.



The accompanying notes are an integral part of the financial statements.

                 ROCKY MOUNTAIN POWER CO. (RMPC)
         PRIME RATE INVESTMENT ENTERPRISES, INC. (PRIME)

             NOTES TO PRO FORMA FINANCIAL STATEMENTS
                           (Unaudited)

(1)  General
------------
     During January, 1997 RMPC entered into a business combination agreement with PRIME whereby, according to the terms of the agreement, PRIME will become a wholly-owned subsidiary of RMPC effective January 31, 1997, contingent upon stockholder approval of the reverse stock split.

(2)  Pro Forma Information
--------------------------
     The pro forma gives effect to the business combination of RMPC and PRIME and also gives effect to the loan agreement with a bank to be funded by January 31, 1997. According to the terms of the loan agreement, the bank has agreed to loan $1,000,000 to the Company. The purpose of this loan is to provide additional financial resources to the Company for purpose of investing in real estate foreclosure certificates of purchase. Initially the loan will be collateralized by certificates of deposit and cash balances deposited in the bank. The bank has agreed to allow substitution of $800,000 of mortgage notes receivable as collateral for $400,000 of the bank loan. The bank has agreed in principal to allow substitution of other collateral for the remaining $600,000 loan balance, subject to the banks approval and acceptance of the replacement collateral. The Company's President has agreed to personally guarantee the total loan balance as required by the terms of the bank loan agreement. The proforma balance sheet presents the effect of the business combination as if it happened October 31, 1996. The proforma income statement presents the results of operations as if the business combination had happened at the beginning of the period presented.

(3)  Pro Forma Adjustments
--------------------------
     (A) This entry gives effect to the business combination of RMPC and PRIME, including the recordings of the deferred tax asset related to the RMPC net operating loss carryover. The transaction is being accounted for as a reverse acquisition. This entry also gives effect to the 1 for 50 share reverse stock split approved by the RMPC Board of Directors and subject to approval of the RMPC shareholders.

     (B) This entry gives effect to the loan agreement funding by January 31, 1997.

                 ROCKY MOUNTAIN POWER CO. (RMPC)
         PRIME RATE INVESTMENT ENTERPRISES, INC. (PRIME)

             NOTES TO PRO FORMA FINANCIAL STATEMENTS
                           (Unaudited)


(3)  Proforma Adjustments, Continued
------------------------------------
     (C) This entry gives effect to completion of the foreclosure process on the mortgage note receivable whereby the Company obtained title to the property during November, 1996.

(4)  Issuance of Common and Preferred Stock of RMPC
---------------------------------------------------
     During November 1996, RMPC issued 600,000 of its common shares (post reverse split 12,000 shares) to Prime Rate Income & Dividend Enterprises, Inc. (PRIDE), a wholly-owned subsidiary of PRIME. PRIDE exchanged nine residential lots located in Texas, Arkansas and Florida for the 12,000 post split shares representing approximately 40% ownership of RMPC. RMPC also issued 32,000 shares of RMPC $25.00 par value preferred stock to PRIDE in exchange for approximately $800,000 of mortgage notes receivable. According to the terms of the RMPC/PRIME business combination agreement, the common and preferred shares of RMPC owned by PRIDE will be cancelled and 700,000 shares of RMPC common stock will be issued to PRIME shareholders in exchange for 100% ownership of PRIME.

SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


(Registrant)                              Rocky Mountain Power Co.
BY (Signature)                            /S/ Michael L. Schumacher
(Date)                                    January 20, 1997
(Name and Title)                          Michael L. Schumacher
                                          President Chief Financial Officer
                                           and Director



BY(Signature)                              /S/ George A. Powell
(Date)                                     January 20, 1997
(Name and Title)                           George A. Powell
                                           Director


BY(Signature)                              /s/ Robert S. Benham
(Date)                                     January 20, 1997
(Name and Title)                           Robert F. Benham
                                           Director

BY (Signature)                             /s/
(Name and Title)                           Robert F. Moreland

BY(Signature)                              /s/
(Name and Title)                           Norman L. Horsfield



                                  39